FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 11 August 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Schedule 10 - Notification of Major Interests in Shares


1   Name of company:

    International Power plc


2   Name of shareholder having a major interest:

    Merrill Lynch Investment Managers Limited


3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    As above


4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    Nutraco Nominees Limited

    (Designated & Undesignated)                 71,317,472

    Possfund (MAM) Nominees Limited                523,582

    Britel (MAM) Nominees Limited                  635,875

    Merrill Lynch Pensions Nominees Limited

    A/C NONCERT                                  7,955,338

    Merrill Lynch Pensions Nominees Limited          5,000

    Treasury of the Government
    of the Isle of Man

    A/C 5                                          784,569

    Treasury of the Government
    of the Isle of Man

    A/C 10                                         346,776
    Stamford Nominees

    A/C CHARTY                                     195,100

    Chase Nominees Limited                      11,553,455

    Nortrust Nominees Limited                   11,158,216

    Bank of New York Nominees Limited            4,265,627

    Junction Nominees Limited                   13,294,457

    State Street Nominees Limited                1,616,887

    Morgan Nominees Limited                      1,026,775

    Other Names                                  8,930,574


5   Number of shares/amount of stock acquired:

    Not known


6   Percentage of issued class:

    Not known


7   Number of shares/amount of stock disposed:

    Not known


8   Percentage of issued class:

    Not known


9   Class of security:

    Ordinary shares of 50 pence each


10  Date of transaction:

    Not known


11  Date company informed:

    11 August 2003


12  Total holding following this notification:

    133,609,703


13  Total percentage holding of issued class following this notification:

    12.01%


14  Contact name for queries:

    1.  Investors                             Grant Jones
    2.  Media                               Aarti Singhal


15  Contact telephone number:

    1.  44-207-320-8619
    2.  44-207-320-8681


16  Name of company official responsible for making notification:

    Stephen Ramsay - Company Secretary


17  Date of notification:

    11 August 2003


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary